Exhibit 99.2

Brüush Announces Appointment of New Officers and Additional Directors

VANCOUVER, BC / August 14, 2024 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today announced that Matthew Friesen has been appointed as the Chief Executive Officer and President of the Company. Additionally, Mark Lotz has been appointed as the Chief Financial Officer of the Company, Jonathan Lotz has been appointed as Chairman of the board of directors of the Company (the "Board"), and Robert Coltura and Megan McElwain have been appointed as directors of the Company and members of the audit committee of the Board (the "Audit Committee"). All director and officer appointments were effective August 12, 2024. Following the appointments, the Board is now comprised of five (5) directors, and the Audit Committee is comprised of three (3) members, Anthony Balic, Robert Coltura and Megan McElwain.

Matthew Friesen – Chief Executive Officer, President and Director

Mr. Friesen is an accomplished business professional with over two decades of experience in finance, sales, and strategic business development. His extensive background encompasses the successful operation and growth of an injection molding manufacturer, Global Plastics, growing the company to become the world's largest dispenser manufacturer for the paper industry until its acquisition by a major New York private equity group. Following the sale of Global Plastics, Mr. Friesen occupied various roles with Dispensing Dynamics International, including Executive VP of Sales & Marketing, and consultant to the Chief Executive Officer. Presently, Mr. Friesen serves as a director and Managing Partner of OCAL Financial, a financing and loan company with operations across Canada, as well as a director and the Chief Executive Officer of Barbizon Ventures Inc., a private equity investment firm headquartered in British Columbia. Mr. Friesen attended the University of British Columbia, and obtained a diploma in Financial Management, Investment Option (Honors) from the British Columbia Institute of Technology.

Mark Lotz – Chief Financial Officer

Mr. Lotz holds a Bachelor’s degree in Business Administration with a joint major in Economics.  He is a Chartered Professional Accountant with 26 years of post-qualification experience and has extensive experience in the capital markets across a broad cross-section of industries including SaaS (software as a service), manufacturing, mining, technology, and financial services.  Mr. Lotz has held CFO and other senior financial positions with several well-known mining and exploration companies.  He has also served as a senior executive officer in the securities brokerage industry.  Prior to that, he served as a securities regulator, following his tenure at Coopers & Lybrand where he focused on the mining and tax sectors.

Jonathan Lotz – Chairman of the Board

Mr. Lotz is the senior lawyer and the founder of Lotz & Company. Prior to Lotz & Company, Mr. Lotz worked as a partner at the international law firm, Heenan Blaikie LLP, where he headed the firm's Vancouver corporate securities and mining practices. He has represented public and private companies in all aspects of corporate and securities matters and has acted for a variety of clients in different sectors in North and South America, Europe, Asia, Africa and Oceania. Mr. Lotz is a member of the Bars of British Columbia and New York, and holds a B.Comm and LL.B from the University of British Columbia.

Robert Coltura – Director

Mr. Coltura is a businessman with significant entrepreneurial experience. He is President and principal shareholder of Matalia Investments Ltd., a company that provides management consulting, corporate finance and investor relation services to public and private companies. Mr. Coltura has over 20 years of experience with various public companies, holding positions of officer and director of several public companies.

Megan McElwain – Director

Megan McElwain is and has been the President and Chief Operating Officer of the KWG Resources Inc. since January 1, 2022. Ms. McElwain earned her B.A. in Communications at Ryerson University in 2000. Throughout her career Megan produced content for Fox Television in Los Angeles, A&E Television Networks in New York and then Alliance Atlantis, CTV News, Discovery Channel, BBC, National Geographic and Global News from Toronto. In 2008, Megan founded McElwain & Company, a marketing firm in downtown Toronto that quickly distinguished itself as the go-to agency for brands from GreatWest Life, MNP, Price Waterhouse Coopers, PCL, Nestle Canada and GAP Inc. In 2018, Megan joined the Fraser Institute, an independent public policy research and education organization, as Director of Development. The Canadian Chamber of Commerce offered Megan the Vice President and General Manager position in 2020.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.